Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Tech Announces Operational and Earnings Reporting Updates

•	Lotus Tech is advancing the strategic acquisition of Lotus UK targeted to close in 2026, to unify brand positioning and improve operational efficiency.
•	Comprehensive pre-acquisition and integration planning is in progress to unlock full synergies and support the execution of the Company’s Focus 2030 long-term strategy.
•	The Company temporarily suspends the release of financial results for the first and third quarters in 2026 to prioritize acquisition- related compliance work.

New York – June 12, 2026 – Lotus Technology Inc. (Nasdaq: LOT) (“Lotus Tech” or the “Company”), a leading global intelligent and luxury mobility provider, today provided an update on recent developments and announced the temporary suspension of the publication of earnings releases for the first quarter and third quarter of fiscal year 2026.

Recent Developments

●	Enhanced Global Presence: On April 3, 2026, Lotus showcased the latest Emira models at the New York International Auto Show, bringing Lotus’ performance legacy to one of North America’s most prominent automotive stages. On April 24, 2026, Lotus unveiled its brand-new Hyper Hybrid SUV Eletre X Black & Gold Limited Edition at Auto China 2026 in Beijing. The dual showcase across key global events underscores Lotus’ strong premium brand influence and broad market recognition worldwide.
●	Eletre Launch in Canada: On April 24, 2026, Eletre officially entered the Canadian market via export, bringing Lotus into the high-performance luxury SUV segment in North America. This milestone reflects the Company’s continued expansion into new segments and markets.
●	Focus 2030: On May 11, 2026, Lotus announced Focus 2030, an evolved business strategy designed to underpin its competitiveness and transformation into a more flexible and sustainable business model ensuring market resilience amid external headwinds.
●	Emira 420 Sport: On May 26, 2026, Lotus introduced the Emira 420 Sport - the most powerful, lightest and most aerodynamically capable Emira to date. It reinforces Lotus’ commitment to preserving its DNA by delivering greater agility, response and driver engagement.

Updates on Strategic Acquisition of Lotus UK & Suspension of the First and Third Financial Report in 2026

Lotus Tech is preparing for and steadily advancing the strategic acquisition of Lotus UK, which is expected to be closed in 2026. The acquisition will enable Lotus Tech and Lotus UK to operate under the One Lotus strategy, maintain a consistent global identity as a high-performance luxury brand, strengthen worldwide recognition, and maximize the heritage of the brand.

Because the transaction is expected to constitute an acquisition under common control, Lotus Tech is working closely with Lotus UK to conduct comprehensive preparations across regulatory filings, SOX compliance, operational system alignment and financial reporting, aiming to ensure a seamless post-acquisition transition. Meanwhile, the Company continues to refine the integration plan to fully capture synergies across R&D, supply chain, administration, etc., driving cost optimization and operational efficiency. These efforts are aligned with the Lotus Focus 2030 strategy, which underpins a transformation toward greater flexibility and sustainability, and strengthens overall competitiveness and market resilience against external headwinds.

In order to prioritize resources for the strategic acquisition of Lotus UK, Lotus Tech is temporarily suspending the release of financial results for the first and third quarters of 2026. Lotus Tech will continue to report its financial results for the first half and full fiscal year of 2026.

LOTUS TECH

group-lotus.com

Dr. Daxue Wang, Chief Finance Officer of Lotus Tech, said, "Pending the closing of the transaction we are suspending earnings release for Q1 and Q3 of 2026. We are seeing great momentum in the luxury EV strategy and continue to be laser focused on delivering on our growth strategy. The temporary adjustment to our 2026 reporting schedule enables our teams to prioritize the successful execution of the Lotus UK acquisition and integration process. We believe this is an important step in strengthening our global platform and supporting sustainable long-term growth.”

Lotus Tech reaffirms its unwavering commitment to maintaining a high level of transparency for investors and stakeholders and will continue to comply with all applicable U.S. securities laws and Nasdaq listing requirements. This adjustment does not impact the Company’s underlying business operations or financial fundamentals. At the same time, Lotus Tech continues to see encouraging operational momentum across key markets – the recent entry into Canada marks an important step in expanding its North American footprint, reflecting growing demand for premium electric vehicles and a progressively supportive trade and regulatory environment. Building on its global product pipeline and strategic initiatives under Focus 2030, the Company remains confident in its ability to deliver sustained growth and strengthen its financial performance over the long term.

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalization and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Technology Inc. undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

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